Exhibit 2.3

[Letterhead]

August 28, 2006

Mr. Sherman McKinniss
Chairman, President & CEO
ROTONICS MANUFACTURING INC.
17022 S. Figueroa St.
Gardena, CA  90248

Re:                             Agreement for Investment Banking Services

Dear Mr. McKinniss:

This letter agreement (“Agreement”) confirms (a) the engagement of Berman Capital, LLC (“Berman Capital”) as the financial adviser on behalf of Rotonics Manufacturing Inc. (the “Company”) and (b) the compensation payable to Berman Capital as a result of the (i) sale of the Company as described herein, or (ii) sale of substantially all of the assets and business of the Company or (iii) other merger & acquisition related transactions (each, a “Transaction”).

1.     Berman Capital has advised the Company on matters relating to a possible Transaction, including general business and financial analysis and pricing; helped develop a plan to maximize the likelihood of a Transaction occurring; assisted the Company in responding to expressions of interest or offers relating to a possible Transaction, with due diligence reviews, with review of definitive documents and otherwise as the Company has reasonably requested to facilitate a Transaction.

2.     In connection with such services and at the request of the Company, Berman Capital previously contacted persons and companies, including Spell Capital Partners, LLC, which Berman Capital identified as having a potential interest in and capacity for completing a Transaction (“Berman Capital Candidates”), as well as, at the request of the Company, potential Transaction candidates identified by the Company.  The Company and affiliates of Spell Capital Partners (“Buyer”) are entering into a Merger Agreement regarding a Transaction.

3.     Berman Capital’s engagement is exclusive, and the Company and its officers and directors shall refrain from engaging or authorizing any third parties to represent it or them with respect to any Transaction in the capacity of a finder, broker or investment banker during the Term; provided that the Company or its Board of Directors or any committee of the Board may  retain an additional financial advisor to render a fairness opinion with respect to a specific Transaction.

4.     Berman Capital shall be compensated as follows:

4.1   A non-refundable retainer of Ten Thousand dollars ($10,000) as a minimum fee payable in advance.  Berman Capital shall credit 100% of the retainer amount against the Success Fee mentioned below, when and if earned.

4.2   If the Company first brings the identity of the ultimate purchaser in a Transaction to the attention of Berman Capital, the Success Fee shall be reduced by 25%.

4.3   A success fee (the “Success Fee”) equal to 1.33% of the Consideration paid to acquire the Company and/or its assets and business in a Transaction shall be paid to Berman Capital.  “Consideration” shall mean the value of all (a) cash; (b) notes, securities and other property, valued at their fair market value; (c) if the Transaction is a sale of substantially all the assets and business of the Company, liabilities (i) repaid or retired by the purchasers in connection with a Transaction or (ii) assumed by the purchasers in connection with a Transaction; (d) installment payments; (e) contingent payments (whether or not related to future earnings or operations); and (f) royalties.  Consideration shall not include any payments to employees, directors or agents of any party to the Transaction other than amounts provided for securities held by such persons on the same basis as is generally provided to other security holders in the Transaction. Assuming the successful completion of the Transaction with Buyer, Berman Capital shall be paid a Success Fee of $352,480.00.

4.4   The Success Fee shall be payable if, during the period which Berman Capital is engaged by the Company (the “Term”), a Transaction is effected (a) with any of the Berman Capital Candidates; or (b) with any other purchaser or purchasers with which Berman Capital participated in negotiations, at the request of the Company, during the Term.  In the event that a Transaction is effected with any Berman Capital Candidate (per sections 2 and 4.4(a) above) or any other purchaser (per section 4.4(b) above) during the 6 month period commencing on the expiration of the Term, then the Success Fee shall be reduced by 50%.

4.5   If the Consideration is payable in whole or in part over time, in installments, or on a contingent or earn out basis, then the Success Fee shall be payable as the applicable percentage of each actual cash payment received, when and as received.

4.6   If the Consideration is payable in part in cash or equivalent and in part in kind, or entirely in kind, then Berman Capital shall be entitled to the applicable percentage of the in kind payment or payments, when and as received.

4.7   Berman Capital shall pay its own out of pocket expenses in connection with its activities on behalf of the Company, except that the Company shall reimburse Berman Capital for reasonable travel expenses approved in advance.

5.     In advising the Company and in completing its engagement hereunder, Berman Capital may use and rely upon publicly available information and on data and other information furnished to Berman Capital by the Company and other parties, without independent verification.

6.     The Company and Berman Capital agree to the following indemnification provisions:

6.1   The Company will indemnify and hold harmless Berman Capital and its respective officers, employees, directors, controlling persons, agents, and independent contractors from and against any and all actual and verifiable losses, claims, damages, expenses, causes of action, and liabilities (including legal fees and other expenses reasonably incurred) which either or both may suffer or incur in connection with this engagement; provided, however, that the Company shall have no liability hereunder to the extent that any such loss, claim, damage or liability shall have been found by a final judgment in a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Berman Capital in performing its obligations under this Agreement.

6.2   Berman Capital will indemnify and hold harmless the Company and its respective officers, employees, directors, and shareholders harmless from and against any and all actual and verifiable losses, claims, damages, expenses, causes of action, and liabilities (including legal fees and other expenses reasonably incurred) which either or both may suffer or incur as a result or in connection with this engagement, provided, however, that Berman Capital shall have no liability hereunder to either to the extent that any such loss, claim, damage or liability shall have been found by a final judgment in a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Company’s or its respective officers, employees, directors, or shareholders in performing its obligations under this Agreement.

7.     The Term of this engagement shall extend through the earliest of (a) the last day of the 12th full calendar month following the date of this Agreement; (b) an earlier date to which the parties may agree by mutual consent at any time; and (c) 15 days following written notice of termination sent from either party.  The Company agrees to notify Berman Capital promptly of the closing of any Transaction that occurs within 6 months following the termination of this Agreement.  Apart from any Success Fee to which Berman Capital may be entitled, neither party shall have any continuing liability or obligation to the other except for the indemnification obligations in Section 6 and any obligations under any separate Confidentiality Agreement which Berman Capital may execute in favor of the Company, the terms of both of which shall survive any termination hereunder.  The Term of this engagement may be extended upon mutual consent of the parties.

8.     Upon the successful completion of a Transaction, Berman Capital with Company approval may reference its engagement on behalf of the Company in its normal tombstone advertising and otherwise in accordance with standard industry practice.

9.     All controversies and questions relating to this Agreement shall be finally resolved by binding arbitration in San Francisco, California in accordance with the laws of the State of California, without regard to conflicts of laws principles, by a panel of three neutral arbitrators, one of whom shall be a business attorney and each of whom shall have prior experience with the purchase, financing and sale of businesses.  The arbitration shall be conducted by the American Arbitration Association in accordance with its Commercial Arbitration Rules.  Each party will be responsible for their own attorneys’ fees and costs.

Please confirm that the foregoing is in accordance with your understanding as well as that of the Company’s Board of Directors by signing in the space provided below and returning an executed original to our offices.  We look forward to working with you on this project.

Sincerely,

/s/ Marc L. Berman

Marc L. Berman
BERMAN CAPITAL, LLC

The foregoing is hereby accepted.

Rotonics Manufacturing Inc.

By	/s/ Sherman McKinniss
Sherman McKinniss
Chairman, President & CEO